UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

USELL.COM, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

917296204
(CUSIP Number)

Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 917296204	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
825,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
825,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
825,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 2 and Item 5.   Includes (i) 550,000 shares of Common Stock ("Shares") and (ii) 275,000 Shares issuable under warrants that are immediately exercisable.

(2) This calculation is rounded to the nearest tenth and is based upon 24,431,999 Shares outstanding, which is the sum of (i) 20,156,999 Shares outstanding as of November 9, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2017 (File No. 000-50494); (ii) 4,000,000 Shares, which is the minimum number of Shares the Company issued at the Initial Closing (as defined in Item 3); and (iii) 275,000 Shares issuable under warrants that are immediately exercisable.

SCHEDULE 13D
CUSIP No. 917296204	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
450,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
450,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 2 and Item 5.  Includes (i) 300,000 Shares and (ii) 150,000 Shares issuable under warrants that are immediately exercisable.

(2) This calculation is rounded to the nearest tenth and is based upon 24,306,999 Shares outstanding, which is the sum of (i) 20,156,999 Shares outstanding as of November 9, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2017 (File No. 000-50494); (ii) 4,000,000 Shares, which is the minimum number of Shares the Company issued at the Initial Closing (as defined in Item 3); and (iii) 150,000 Shares issuable under warrants that are immediately exercisable.

SCHEDULE 13D
CUSIP No. 917296204	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,000 shares of Common Stock

	8	SHARED VOTING POWER
6,757,837 shares of Common Stock(1)

	9	SOLE DISPOSITIVE POWER
200,000 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
6,757,837 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,957,837 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.3% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) See Item 2 and Item 5.
(2) This calculation is rounded to the nearest tenth and is based upon 24,581,999 Shares outstanding, which is the sum of (i) 20,156,999 Shares outstanding as of November 9, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2017 (File No. 000-50494); (ii) 4,000,000 Shares, which is the minimum number of Shares the Company issued at the Initial Closing (as defined in Item 3); (iii)  275,000 Shares issuable under warrants that are immediately exercisable by the Trust; and (iv) 150,000 Shares issuable under warrants that are immediately exercisable by M3C.

SCHEDULE 13D
CUSIP No. 917296204	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,358,837 shares of Common Stock(1)(2)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
5,358,837 shares of Common Stock(1)(2)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,358,837 shares of Common Stock(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.2% of outstanding shares of Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes 1,000,000 Shares beneficially owned by Piton under options (the "Options") it acquired on December 20, 2016 from each of Messrs. Brian Tepfer, Chief Executive Officer of We Sell Cellular LLC (which is a subsidiary of uSell.com, Inc.) and a director of uSell.com, Inc., and Scott Tepfer, President of We Sell Cellular LLC (each, a "Tepfer Seller").  Each Option grants Piton the right to acquire up to 500,000 Shares from the applicable Tepfer Seller for $1.00 per share.  The Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.
(2)  See Item 2 and Item 5.
(3)  This calculation is rounded to the nearest tenth and is based upon 24,156,999 Shares outstanding, which is the sum of (i) 20,156,999 Shares outstanding as of November 9, 2017, as reported in the Issuer's   Quarterly Report on Form 10-Q filed on November 14, 2017 (File No. 000-50494) and (ii) 4,000,000 Shares, which is the minimum number of Shares the Company issued at the Initial Closing (as defined in
Item 3).

SCHEDULE 13D
CUSIP No. 917296204	Page 6 of 13 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 2") amends the Schedule 13D filed on December 30, 2016 (the "Original Schedule 13D"), as amended by that certain Amendment No. 1 filed on June 2, 2017 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D").  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given them in the Original Schedule 13D (as amended by Amendment No. 1).  The Original Schedule 13D remains in full force and effect, except as specifically amended by Amendment No. 1 and this Amendment No. 2.
Item 2.     Identity and Background.
Items 2(a), (d) and (e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)
This Schedule 13D is being filed on behalf of (i) Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); (ii) M3C Holdings LLC ("M3C"); (iii) Mr. Robert Averick; and (iv) Piton Capital Partners LLC ("Piton") (collectively, the "Reporting Persons", and each, a "Reporting Person").

Voting and dispositive power with respect to the shares of Common Stock (the "Shares") held by the Trust, M3C and Piton is exercised by their investment manager, Kokino LLC, a Delaware limited liability company ("Kokino" and, together with the Reporting Persons, the "Kokino Investors"). The actual trading, voting, investment strategy and decision-making processes with respect to the Shares reported in this Schedule 13D (including voting and dispositive power) are directed by Mr. Averick, who is an employee of Kokino and the portfolio manager of the Trust's, M3C's and Piton's respective investments in the Shares. As a result, Kokino and Mr. Averick may be deemed to share voting and dispositive power with respect to all Shares held by the Trust, M3C and Piton.
(d) – (e)
During the five years preceding the date of this filing, none of the Kokino Investors or PCM nor, to the Kokino Investors' knowledge, any manager or executive officer of any of the Kokino Investors or PCM or any person controlling the Kokino Investors or PCM, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

SCHEDULE 13D
CUSIP No. 917296204	Page 7 of 13 Pages

Pursuant to that certain Securities Purchase Agreement dated as of November 16, 2017 among the Company, Piton, Mr. Averick and other purchasers (the "November 2017 Purchase Agreement"), Piton acquired 2,000,000 Shares at $0.50 per share from the Company and Mr. Averick acquired 200,000 Shares at $0.50 per share from the Company at the initial closing on November 16, 2017, (the "Initial Closing").  The initial closing of this private placement (the "November 2017 Transaction") is reported in a Form 8-K filed by the Company on November 22, 2017 (File No. 000-50494).
As of November 22, 2017, the Reporting Persons had collectively purchased an aggregate of 6,957,837 Shares (which includes Shares that can be purchased pursuant to certain warrants and options, as described below) over the course of various transactions for consideration totaling approximately $6.3 million.
The Trust has the right to acquire 275,000 Shares under previously issued warrants that are immediately exercisable, and M3C has the right to acquire 150,000 Shares under previously issued warrants that are immediately exercisable.  Additionally, Piton has the right to acquire 1,000,000 Shares under options (the "Options") it acquired on December 20, 2016 from each of Brian Tepfer, Chief Executive Officer of We Sell Cellular LLC (which is a subsidiary of the Company) and a director of the Company, and Scott Tepfer, President of We Sell Cellular LLC (each, a "Tepfer Seller").  Each Option grants Piton the right to acquire up to 500,000 Shares from the applicable Tepfer Seller for $1.00 per share.  The Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.
Certain Shares reported herein as beneficially owned by the Trust, M3C and Piton may be held from time to time in margin accounts established with such Reporting Persons' prime broker(s).  Therefore, a portion of the purchase price for the Shares may have been obtained through margin borrowing. Such Shares are held by the applicable Reporting Person in one or more commingled margin account(s), which may extend margin credit to the Reporting Person from time to time subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies. Certain positions held in the margin account are then pledged as collateral for the repayment of debit balances in the account. Each Reporting Person used cash on hand to fund the portion of the purchase price for the Shares that were not obtained through margin borrowing, and Piton and Mr. Averick used their available cash on hand to purchase Shares in the November 2017 Transaction.
Item 4.     Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by the addition of this following paragraph at the end of Item 4.
The Reporting Persons' acquisition of Shares pursuant to the November 2017 Purchase Agreement and the other matters contemplated thereby as described in this Amendment No. 2 are hereby incorporated by reference to the extent that they constitute plans or proposals of the Reporting Persons with respect to the acquisition of additional securities of the Issuer, a material change of the capitalization or is otherwise required to be described in Item 4.

SCHEDULE 13D
CUSIP No. 917296204	Page 8 of 13 Pages

Item 5.     Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	825,000	3.4%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	825,000	3.4%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	825,000	3.4%

	2. M3C3
	Sole Voting Power	450,000	1.9%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	450,000	1.9%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	450,000	1.9%

1          This calculation is rounded to the nearest tenth and is based upon 24,156,999 Shares outstanding, which is the sum of (i) 20,156,999 Shares outstanding as of November 9, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2017 (File No. 000-50494) and (ii) 4,000,000 Shares, which is the minimum number of Shares the Company issued at the Initial Closing (as defined in Item 3).

2          The Trust is a member of Piton, along with other "Family Clients" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.  The Shares and percent of class beneficially owned by the Trust include 275,000 Shares issuable under warrants that are immediately exercisable, but does not include any Shares beneficially owned by Piton.

3          M3C is a member of Piton, along with other Family Clients of Kokino.  The Shares and percent of class beneficially owned by M3C include 150,000 Shares issuable under warrants that are immediately exercisable, but does not include any Shares beneficially owned by Piton.

SCHEDULE 13D
CUSIP No. 917296204	Page 9 of 13 Pages

	Shares Beneficially Owned	Percent of Class[1]
3. Mr. Averick[4]
Sole Voting Power	200,000	0.8%
Shared Voting Power	6,757,837	27.5%
Sole Dispositive Power	200,000	0.8%
Shared Dispositive Power	6,757,837	27.5%
Aggregate Voting and Dispositive Power	6,957,837	28.3%
4. Piton[5]
Sole Voting Power	5,358,837	22.2%
Shared Voting Power	-0-	0%
Sole Dispositive Power	5,358,837	22.2%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	5,358,837	22.2%

4          Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton.  As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 6,957,837 Shares, which is the sum of 200,000 Shares Mr. Averick purchased in the November 2017 Transaction and the following Shares beneficially owned by Mr. Averick and other Reporting Persons: (i) 825,000 Shares beneficially owned by the Trust; (ii) 450,000 Shares beneficially owned by M3C; (iii) 5,358,837 Shares beneficially owned by Piton; and (iv) 124,000 Shares beneficially owned by Mr. Averick with his wife. With respect to the 124,000 Shares beneficially owned by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). Also, Mr. Averick's incentive compensation as an employee of Kokino, which is calculated in Kokino's discretion, may be based, among other things, on the performance of Shares held by the Trust, M3C and Piton. Such compensation may be paid in cash and/or by way of increasing Mr. Averick's minority interest in Piton (either directly or indirectly through PCM). The Shares and percent of class beneficially owned by Mr. Averick include (i) 275,000 Shares issuable under warrants that are immediately exercisable by the Trust and (ii) 150,000 Shares issuable under warrants that are immediately exercisable by M3C.

5          Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in the Family Office Rule) of Kokino.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in Shares. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Reporting Persons reporting on this Schedule 13D.  The Shares and percent of class beneficially owned by Piton includes 1,000,000 Shares beneficially owned by Piton under the Options.

SCHEDULE 13D
CUSIP No. 917296204	Page 10 of 13 Pages

(c)
As described in Item 3, at the November 2017 Transaction's Initial Closing on November 16, 2017, Piton acquired 2,000,000 Shares at $0.50 per share from the Company and Mr. Averick acquired 200,000 Shares at $0.50 per share from the Company in a private placement.

(d)
Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
On December 20, 2016, each Tepfer Seller sold 500,000 Shares at $1.00 per share to Piton (the "2016 Tepfer Purchased Shares"), along with the Options.  Each Tepfer Seller sold the 2016 Tepfer Purchased Shares and issued the Options to Piton in simultaneous private transactions pursuant to a Common Stock Purchase and Option Agreement dated December 20, 2016 by and between Piton and each Tepfer Seller (each, a "2016 Purchase Agreement" and collectively the "2016 Purchase Agreements").
Additionally, on June 2, 2017, Scott Tepfer sold 679,418 Shares at $1.00 per share to Piton and Brian Tepfer sold 679,419 Shares to Piton at $1.00 per share (collectively, the "June 2017 Tepfer Purchased Shares").  Each Tepfer Seller sold the June 2017 Tepfer Purchased Shares to Piton in private transactions pursuant to a Common Stock Purchase Agreement by and between Piton and each Tepfer Seller (each, a "June 2017 Purchase Agreement" and collectively the "June 2017 Purchase Agreements").
               References to, and descriptions of, each 2016 Purchase Agreement, each June 2017 Purchase Agreement and the November 2017 Purchase Agreement as set forth in this Schedule 13D are qualified in their entirety by the terms of such agreements, copies of which are filed herewith as Exhibit C, Exhibit D, Exhibit F, Exhibit G and Exhibit H, respectively, and incorporated by reference herein.

SCHEDULE 13D
CUSIP No. 917296204	Page 11 of 13 Pages

As an inducement to Piton to enter into each 2016 Purchase Agreement, the Company granted "demand" and "piggy back" registration rights to Piton and the other Reporting Persons for as long as they qualify as clients of Kokino (the "Kokino Clients") pursuant to a Registration Rights Agreement, dated December 20, 2016 (the "December 2016 Registration Rights Agreement"). If the demand registration rights are exercised in accordance with the terms and conditions of the December 2016 Registration Rights Agreement, the Kokino Clients who participate in the registration will severally, not jointly, reimburse the Company for the Kokino Clients' pro rata portion of certain expenses incurred in connection with the demand registration based on the number of Shares held by the Kokino Clients that are included in the registration statement.  The Kokino Clients may only exercise their demand registration rights from time to time when the Company is obligated to file its Form 10-K or a Form 10-Q.  References to, and descriptions of, the December 2016 Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the December 2016 Registration Rights Agreement, a copy of which is filed herewith as Exhibit E and incorporated by reference herein.
As an inducement to Piton and Mr. Averick to enter into the November 2017 Purchase Agreement, the Company, Piton, Mr. Averick and the other purchasers purchasing shares in the November 2017 Transaction (such shares, the "Purchased Shares") entered into a Registration Rights Agreement (the "November 2017 Registration Rights Agreement"), pursuant to which the Company agreed to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") on Form S-1 by November 30, 2017 to register the resale of the Purchased Shares.  The Company also agreed, subject to certain conditions and exclusions, to include the resale of the Purchased Shares in any registration statement that the Issuer files under the Securities Act.  References to, and descriptions of, the November 2017 Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the November 2017 Registration Rights Agreement, a copy of which is filed herewith as Exhibit I and incorporated by reference herein.
In connection with the November 2017 Transaction, the Company requested Piton to execute a letter (the "Deferral Letter") which immediately defers its "demand" and "piggy back" registration rights under the December 2016 Registration Rights Agreement.  This deferral will terminate six months after the earlier of (i) the date the Form S-1 being filed in connection with the November 2017 Transaction is declared effective and (ii) the date the Form S-1 is required to be declared effective under the November 2017 Registration Rights Agreement (the "Deferral Period").  However, if the Company does not file the Form S-1 by January 5, 2018 or if the Company does not consummate the Initial Closing by the latest permissible date under the November 2017 Purchase Agreement, this deferral shall terminate. Additionally, the Company agreed to not file any registration statements (other than a Form S-8) unrelated to the November 2017 Transaction during the Deferral Period.  References to, and descriptions of, the Deferral Letter as set forth in this Item 6 are qualified in their entirety by the terms of the Deferral Letter, a copy of which is filed herewith as Exhibit J and incorporated by reference herein.
               From time to time, the Trust, M3C and Piton may hold a portion of their assets, which may include some of the Issuer's securities, in prime brokerage accounts at one or more institutions, which accounts may provide the Trust, M3C and Piton with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with

SCHEDULE 13D
CUSIP No. 917296204	Page 12 of 13 Pages

respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer's securities owned by the Trust, M3C or Piton are held from time to time in such prime broker accounts, they may be subject to such counterparty rights.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.     Material to be Filed as Exhibits.
The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following in appropriate alphabetical order:
Exhibit H.
Securities Purchase Agreement dated as of November 16, 2017 among the Company, Piton, Mr. Averick and other purchasers in the November 2017 Transaction (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on November 22, 2017 (File No. 000-50494)).

Exhibit I.
Registration Rights Agreement dated as of November 16, 2017 among the Company, Piton, Mr. Averick and other purchasers in the November 2017 Transaction (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on November 22, 2017 (File No. 000-50494)).

Exhibit J.	Deferral Letter dated as of November 16, 2017 between the Company and Piton.

SCHEDULE 13D
CUSIP No. 917296204	Page 13 of 13 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2017
/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

EXHIBIT J

DEFERRAL LETTER

uSell.com, Inc.
171 Madison Avenue
New York, NY 10016

November 16. 2017

Piton Capital Partners LLC
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
Attention: Garrett Lynam

Re: 2016 Registration Rights

Ladies and Gentlemen:

In consideration for uSell.com, Inc. (the "Company") being able to raise additional funds in the contemplated offering (the "Offering"), Piton Capital Partners LLC hereby agrees to immediately defer its demand and piggyback registration rights under that certain Registration Rights Agreement dated December 20, 2016.  This deferral shall terminate six months after the earlier of, the date (i) the Form S-1, being filed in connection with the Offering, is declared effective and (ii) the Form S-1 is required to be declared effective under the Registration Rights Agreement executed by investors in the Offering (the "Deferral Period").  Provided, however, if the Company does not file the S-1 by January 5, 2018, this deferral shall terminate. Additionally, this deferral shall terminate immediately if the Company does not consummate the Initial Closing (as defined in that certain Securities Purchase Agreement dated as of the date hereof among the Company, Piton Capital Partners LLC and the other purchasers named therein, the "SPA") by the latest permissible date under the SPA.  Lastly, the Company is not permitted to file any registration statements (other than a Form S-8) unrelated to the Offering during the Deferral Period.

If you agree, please sign below.

Sincerely,

s/ Nikhil Raman
Nikhil Raman, Chief Executive Officer of uSell.com, Inc.

Agreed as of the date first set forth above:

Piton Capital Partners LLC

By: Piton Capital Management LLC, its Managing Member

By: Kokino LLC, its Managing Member

By: /s/ Stephen A. Ives_____________________
Stephen A. Ives
Vice President